UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-03562

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AQUILA, INC. RETIREMENT INVESTMENT PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AQUILA INC.
20 West Ninth Street, Kansas City, Missouri 64105

REQUIRED INFORMATION

The Aquila, Inc. Retirement Investment Plan ("the Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1 - 3 of Form 11-K, the financial statements and schedule of the Plan for the two years ended December 31, 2005 and 2004, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Benefits Committee of Aquila, Inc. Retirement Investment Plan has caused this annual report to be signed by the undersigned hereunto duly authorized.

Aquila, Inc. Retirement Investment Plan

By: [signature]
Michael E. Cole
Vice President Finance
and Treasurer

Date: June 22, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-03562

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AQUILA, INC. RETIREMENT INVESTMENT PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AQUILA INC.
20 West Ninth Street, Kansas City, Missouri 64105

EXHIBIT INDEX

Exhibit Number	Document Description	Sequentially Numbered Page Upon Which Exhibit Appears
23.1	Consent of KPMG	4

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Aquila, Inc. Retirement Investment Plan:

We consent to the incorporation by reference in the registration statements (No. 333-68042 and No. 333-29819) on Form S-8 of Aquila, Inc. of our report dated June 21, 2006, with respect to the statements of net assets available for benefits of the Aquila, Inc. Retirement Investment Plan as of December 31, 2005 and 2004; the related statements of changes in net assets available for benefits for the years then ended; and the related supplemental Schedule H, line 4i—schedule of assets (held at end of year) as of December 31, 2005, which report is included herein.

KPMG LLP

Kansas City, Missouri
June 21, 2006

APPENDIX 1

AQUILA, INC. RETIREMENT INVESTMENT PLAN

Financial statements as of and for the years ended December 31, 2005 and 2004.
Supplemental schedule as of and for the year ended December 31, 2005 and Report of Independent Registered Public Accounting Firm.

KPMG

AQUILA, INC. RETIREMENT INVESTMENT PLAN

Financial Statements and Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Compensation and Benefits Committee and Participants of
the Aquila, Inc. Retirement Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Aquila, Inc. Retirement Investment Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
June 21, 2006

AQUILA, INC. RETIREMENT INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

		2005	2004
Assets:			
Investments:			
Investments, at fair value as determined by quoted market prices	$	209,382,257	191,489,349
Investments, at fair value as determined by the trustee		48,840,096	44,853,845
Participant loans		5,416,391	5,137,245
Total investments		263,638,744	241,480,439
Receivables:			
Participant contributions		248,509	715,470
Employer contributions		4,758,331	5,031,636
Net assets available for benefits	$	268,645,584	247,227,545

See accompanying notes to financial statements.

AQUILA, INC. RETIREMENT
INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

		2005	2004
Additions to net assets attributed to:			
Investment income:			
Net appreciation in fair value of investments	$	4,532,783	16,771,054
Interest and dividends		7,540,680	5,581,833
Total investment income		12,073,463	22,352,887
Contributions:			
Employer		12,919,882	12,566,167
Participant		12,622,468	12,656,708
Employee rollovers from other investment plans		441,724	474,019
Total contributions		25,984,074	25,696,894
Total additions		38,057,537	48,049,781
Deductions:			
Benefit payments		16,417,743	15,866,238
Management fees		221,755	168,653
Total deductions		16,639,498	16,034,891
Net increase		21,418,039	32,014,890
Net assets available for benefits:			
Beginning of year		247,227,545	215,212,655
End of year	$	268,645,584	247,227,545

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the Aquila, Inc. Retirement Investment Plan (the Plan) is provided for information purposes only. Participants should refer to their Plan Summary for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering all full-time and eligible part-time employees of Aquila, Inc. and subsidiaries (collectively, the Company).

The purpose of the Plan is to provide additional incentive and retirement security for eligible employees by (a) permitting employees to make tax-deferred savings contributions, which are matched by employer contributions, and (b) providing employer discretionary contributions regardless of whether employees make contributions on their own. The Plan also permits participants to borrow against their account balances, subject to certain limitations.

Generally, an employee is eligible to participate in the Plan as of the date employment commences. Participation in the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Contributions

Participants may elect to defer a percentage of their compensation each pay period on an after-tax basis or pretax basis, subject to certain Internal Revenue Code limitations. However, in no event will the sum of the participant's year-to-date pretax and after-tax deferrals exceed 50% of their annual compensation. Deferrals will be matched by the Company generally in the amount of 100% of the first 6% of deferred participant compensation provided that, however, in no event will the sum of the pretax and after-tax employer matching contributions exceed 6% of the participant's total deferred compensation under the Plan. Employees of Everest Connections were only eligible to receive 50% employer match of the first 6% of employee compensation through December 31, 2004. As of January 1, 2005, employees of Everest Connections are now eligible to receive 100% employer match of the first 6% of employee compensation. Participants do not pay federal income taxes on their deferrals, employer matching contributions, or investment earnings until such time as distributions from the Plan are received.

In addition to employer matching contributions, the Company may make an employer discretionary contribution and/or supplementary discretionary employer contribution. Eligible active participants at December 31 with at least 1,000 hours of service during the year, along with eligible participants who terminated employment during the year on or after attaining age 55, share in the discretionary contribution. In 2005 and 2004, total Company discretionary contributions were approximately 3% of total eligible participant compensation.

The discretionary contributions to the Plan were $4,617,254 and $4,578,957 in 2005 and 2004, respectively. The 2005 and 2004 contributions were issued in the form of cash. These transactions, which did not occur until the subsequent plan year, are shown as receivables as of December 31, 2005 and 2004.

(c) Participant Accounts

The accounts of each eligible participant are adjusted by any employee pretax contributions, employee after-tax contributions, employer matching contributions, rollover or transfer of accounts, new loans, distributions and loan repayments, allocation of investment gains and losses, and employer discretionary contributions.

Investment gains, losses, dividends, and interest of each fund are allocated to the accounts of the participants on a pro rata basis based on each participant's account as a percentage of the total value of all participant accounts on a daily basis.

(d) Vesting

Participants are immediately vested in their contributions to the Plan and the investment income thereon. Participants vest 20% after each year of credited service in the employer matching and discretionary contributions made on their behalf and the investment income thereon. If participants terminate before they are 100% vested, the unvested portion is forfeited. During 2005 and 2004, forfeitures were $158,439 and $127,241, respectively. The balance of unallocated forfeitures at December 31, 2005 and 2004 were $9,143 and $26,877, respectively. Forfeitures are generally used to pay plan expenses and offset employer matching contributions.

(e) Payment of Benefits

Distributions under the Plan are payable in the event of qualified retirement, death, total and permanent disability, termination of employment, and pursuant to qualified domestic relations orders. Distributions due to demonstrated financial hardship must be approved by the Plan committee. If a distribution is made for financial hardship or certain other in-service withdrawals, employer matching contributions will be suspended for six months. Distributions may be made in cash or, if a participant elects, in the form of Company common shares.

(f) Investment Programs

J.P. Morgan Retirement Plan Services is the record keeper of the Plan. Participants may direct the investment of all contributions among the following options: Aquila, Inc. common stock; mutual funds that give the employee the option to invest in large, mid, and small company stocks, including international (based on market capitalization); and fixed income funds. The Plan offers lifestyle funds categorized as aggressive, moderate, and conservative, which consist of a portfolio of mutual funds with a risk factor consistent with the name of the lifestyle category. The Plan also offers a brokerage account that allows the participant to invest in individual securities. Transfers among the contributory funds may be elected in 1% increments at any time during the year.

(Continued)

The investment managers who provide the mutual funds available to participants are American Century Investments, Fidelity Investments, J.P. Morgan Funds, the Vanguard Group, Artisan Funds, American Funds, and The Managers Funds.

(g) ***Participant Loans***

The Plan allows participants to borrow up to the lesser of one-half of the vested amount of their participant account, excluding their employer discretionary stock contributions, or $50,000 less their highest outstanding loan balance for the 12 previous months. The minimum loan amount is $1,000. Loans for the acquisition of the participant's primary residence must be repaid within 10 years. All other loans must be repaid within 5 years. Interest is charged at prevailing market rates at the time the loan is funded and is fixed over the life of the loan.

(h) ***Management Fees***

The expenses incurred to operate the Plan, such as administrator fees and trustee fees, are paid by the Plan. Other administrative expenses of the Plan may be paid by the Plan or the Company, as the Company elects.

(2) Summary of Significant Accounting Policies

(a) ***Basis of Accounting***

The accompanying financial statements are prepared on the accrual basis of accounting.

(b) ***Investment Valuation***

The Plan's investments are stated at fair value. Fair value is determined by quoted market prices if available. Investments in the SEI Stable Asset Fund (the fund) are stated at estimated fair values, which have been determined based on the unit values of the fund. Unit values are determined by the bank sponsoring the fund by dividing the fund's net assets at fair value by its units outstanding at the valuation dates.

(Continued)

The Plan may invest in various types of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3) Investments

The following are investments that represent 5% or more of the Plan's net assets as of December 31, 2005 and 2004, respectively:

		2005	2004
Aquila, Inc. common stock, 8,127,409 and 8,757,867 shares, respectively	$	29,310,308	32,329,887
SEI Stable Asset Fund, 48,840,096 and 44,853,845 shares, respectively		48,840,096	44,853,845
American Century Income & Growth Fund, 775,471 and 716,223 shares, respectively		23,510,458	21,974,968
American Century International Growth Fund, 1,659,180 and 1,654,169 shares, respectively		16,722,571	14,989,411
American Century Ultra Fund, 546,356 and 537,690 shares, respectively		16,426,723	15,872,861
American Century Equity Index Fund, 3,848,361 and 3,670,925 shares, respectively		19,132,518	17,723,906
Artisan Mid Cap Fund, 715,436 and 668,297 shares, respectively		22,110,099	19,752,541
American Century Small Cap Value Fund, 1,685,499 and 1,428,688 shares, respectively		16,242,617	14,538,858

(Continued)

During 2005 and 2004, the Plan's investments (including realized gains and losses on investments, as well as unrealized gains and losses on investments) appreciated in value by $4,532,783 and $16,771,054, respectively, as follows:

		2005	2004
Aquila, Inc. common stock	$	(788,671)	2,777,721
Other common stock		(5,495)	1,103
Mutual funds		5,176,895	13,842,154
Common collective trust (SEI Stable Asset Fund)		(1,371)	27,791
JPMI brokerage account		151,425	122,285
Total net appreciation	$	4,532,783	16,771,054

The JPMI brokerage account consists of investments in securities chosen by the participant; as a result, investments consist of both common stock and mutual funds.

(4) Related Party Transactions

Certain Plan investments are in shares of mutual funds and money market funds managed by affiliates of J.P. Morgan and Union Bank of California. During 2005 and 2004, J.P. Morgan Retirement Plan Services was the record keeper and Union Bank of California was the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services are commission-based, determined as a percentage of total volume per transaction. In addition, Aquila, Inc. common stock is held in participants' Plan accounts.

(5) Subsequent Event (Effect of Divestitures on the Plan)

Aquila is divesting seven properties (Everest Connections; an electric distribution business in Kansas; natural gas distribution businesses in Michigan, Minnesota, and Missouri; and two Merchant peaking plants) during 2006 that will affect approximately 900 plan participants. The Everest Connections transaction is the only one where there will be a plan-to-plan transfer of assets, estimated to be $3.3 million or approximately 1.2% of total plan assets as of March 31, 2006.

With the other six transactions, plan participants will be treated as terminated employees. Under the terms of the Plan, individual terminated employees have the choice to maintain their account with the Plan, withdraw it, transfer it to the purchaser's plan, or roll it over into an IRA at any time from the date of the transaction closing to age 70½. If all participants elected to withdraw or roll over their accounts, the total is estimated to be $52.2 million, or 18.55% of plan assets, as of March 31, 2006.

As a result of the divestitures, approximately 200 positions that are not transferring to a purchaser will (1) not be filled if attrition occurs or (2) will be severed. The majority of the position eliminations are linked to "central services" functions of the Company that have previously served the properties being sold such as call center and accounting.

(Continued)

(6) Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan, by action of the board of directors or the compensation and benefits committee, to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(7) Income Tax Status

The Plan obtained its latest determination letter, dated April 28, 2003, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has not been restated but was amended on January 1, 2005 since receiving that determination letter. The Plan administrator and the Plan's tax counsel believe the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.

(8) ERISA Litigation

On September 24, 2004, a lawsuit was filed in the U.S. District Court for the Western District of Missouri against certain members of the board of directors and certain members of management of the Company alleging they violated ERISA and are responsible for losses that participants in the Plan experienced as a result of the decline in the value of their Aquila Inc. common stock held in the Plan. A number of similar lawsuits alleging that the defendants breached their fiduciary duties to the plan participants in violation of ERISA by concealing information and/or misleading employees who held Aquila Inc. common stock through the Plan were subsequently filed against the Company. On January 26, 2005, the court ordered that all of these lawsuits be consolidated into a single case captioned *In re Aquila ERISA Litigation.* The plaintiffs filed an amended consolidated complaint in March 2005, which largely repeats each of the allegations in the first complaint. This case has been set for trial in July 2007. The suits seek damages for the decline in value of the Plan's assets resulting from the alleged breaches of fiduciary duties. The Company believes it has strong defenses and will defend this case vigorously. The Company cannot predict with certainty whether it will incur any liability, nor can it estimate the damages, if any, that might be incurred in connection with this lawsuit.

(9) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 to Form 5500:

Net assets available for benefits per the financial statements	$	268,645,584
Amounts due from plan sponsor for employee contributions		(248,509)
Amounts due from plan sponsor for employer contributions		(139,899)
Net assets available for benefits per the Form 5500	$	268,257,176

The following is a reconciliation of contributions per the financial statements for the year ended December 31, 2005 to Form 5500:

Total contributions per the financial statements	$	25,984,074
Amounts due from plan sponsor for employee contributions		36,278
Amounts due from plan sponsor for employer contributions		21,329
Total contributions per the Form 5500	$	26,041,681

The tables presented above reconcile the Company's financial statements that have been prepared on an accrual basis to the Form 5500, which has been prepared using the cash basis of accounting.

Schedule

AQUILA, INC. RETIREMENT INVESTMENT PLAN

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2005

Shares or face value	Description	Fair market value
48,840,096	SEI Stable Asset Fund	$ 48,840,096
168,449	America Fund Growth Fund of America	5,198,338
228,676	American Balanced Fund	4,075,005
3,848,361	American Century Equity Index Fund	19,132,518
775,471	American Century Income & Growth Fund	23,510,458
1,659,180	American Century International Growth Fund	16,722,571
1,685,499	American Century Small Cap Value Fund	16,242,617
546,356	American Century Ultra Fund	16,426,723
715,436	Artisan Mid Cap Fund	22,110,099
243,529	Fidelity Equity Income Fund	12,843,880
96,076	Fidelity Diversified International Fund	3,126,333
953,690	J.P. Morgan Bond Fund*	8,840,417
103,738	Managers Special Equity Fund	8,995,772
256,305	Vanguard Extended Market Fund	8,781,006
1,068,082	Vanguard Intermediate Term Bond Fund	11,055,504
—	JPMI Brokerage Fund (a)*	3,010,708
8,127,409	Aquila, Inc. common stock*	29,310,308
5,416,391	Aquila, Inc. participant loans (b)*	5,416,391
	Total investments	$ 263,638,744

* Party-in-interest to the Plan.

(a) Includes individual securities held by the trust at the direction of the participant.
(b) Interest rates on participant loans are fixed and equal to the prime rate plus 2% ranging from 6.00% to 11.50%.

See accompanying report of independent registered public accounting firm.